UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.5)*

                             J2 COMMUNICATIONS, INC.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    46625420
                                 (CUSIP Number)

                            Keith L. Schaitkin, Esq.
                     Gordon Altman Weitzen Shalov & Wein LLP
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 15, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 5)

CUSIP No. 46625420

1    NAME OF REPORTING PERSON
          Daniel S. Laikin

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) /X/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               157,600

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               157,600

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               157,600

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.95%

14   TYPE OF REPORTING PERSON*
               IN

                                  SCHEDULE 13D
                                (Amendment No. 5)

CUSIP No. 46625420

1    NAME OF REPORTING PERSON
          Paul Skjodt

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) /X/
                                                       (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               133,000

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               133,000

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               133,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               10.93%

14   TYPE OF REPORTING PERSON*
          IN

                                  SCHEDULE 13D
                                (Amendment No. 5)

Item 1.  Security and Issuer

     The Schedule 13D filed with the U.S. Securities and Exchange Commission on June 17, 1999, by Daniel Laikin, a citizen of the United State of America and Paul Skjodt, a citizen of Canada (collectively, the "Registrants") relating to the common shares, no par value (the "Shares"), of J2 Communications, Inc., a California corporation (the "Issuer"), as amended on June 22, 1999, July 1, 1999, July 23, 1999 and September 3, 1999, is hereby amended to furnish the additional information set forth herein.

Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the 12,400 Shares purchased by the Registrants not previously reported on a Schedule 13D by the Registrants was $209,495.90 (excluding commissions). The source of funding for the purchase of these Shares was the personal funds of the Registrants.

Item 5.   Interest in Securities of the Issuer

     (a) As of the close of business on September 16, 1999, Registrants may be deemed to beneficially own, in the aggregate, 290,600 Shares, representing approximately 23.88% of the Issuer's outstanding Shares (based upon the 1,217,000 Shares stated to be outstanding as of June 10, 1999 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on June 14, 1999).

     (b) Mr. Laikin has sole voting power and sole dispositive power with regard to 157,600 Shares. Mr. Skjodt has sole voting power and sole dispositive power with regard to 133,000 Shares.

     (c) The following table sets forth all transactions with respect to Shares effected since the most recent filing on Schedule 13D by either of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.


                              NO. OF SHARES  PRICE
     NAME           DATE      PURCHASED      PER SHARE

     Daniel Laikin  8/26/99     800          $18.00
     Daniel Laikin  8/30/99     700          $17.071
     Daniel Laikin  9/03/99   1,000          $17.25
     Daniel Laikin  9/07/99     200          $17.375
     Daniel Laikin  9/07/99   2,200          $16.886
     Daniel Laikin  9/09/99   1,500          $16.00

     Paul Skjodt    7/26/99   2,000          $18.261
     Paul Skjodt    9/13/99   2,000          $16.375
     Paul Skjodt    9/15/99   2,000          $16.00

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 1999



/s/ Daniel S. Laikin
--------------------
Daniel S. Laikin


/s/ Paul Skjodt
--------------------
Paul Skjodt